VF 3-8-05

05036720

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 2 2005 WASH. D.C. 213

AM 3-2-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Arrow Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 Westchester Avenue Ste. 203
(No. and Street)

Purchase	New York	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven G. Rubenstein 914-251-1086
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown
(Name – *if individual, state last, first, middle name*)

K2 Brier Hill Court	East Brunswick,	NJ	08816
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven G. Rubenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arrow Investments, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOUIS M. RUSSO
Notary Public, State of New York
No. 01RU3408145
Qualified in Westchester County
Term Expires February 28, 2006
2/15/05

Notary Public

Signature

Chairman

Title

LOUIS M. RUSSO
Notary Public, State of New York
No. 01RU3408145
Qualified in Westchester County
Term Expires February 28, 2006
2/15/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARROW INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

ARROW INVESTMENTS, INC.
CONTENTS TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Mendlowitz Weitsen, LLP, CPAs
merged into:

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

K2 Brier Hill Court
East Brunswick, New Jersey 08816 USA
732 613 9700 . fax 732 613 9705
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

INDEPENDENT AUDITORS' REPORT

To the Board of Directors,
Arrow investments, Inc.:

We have audited the accompanying statement of financial condition of Arrow Investments, Inc. (an S corporation) as of December 31, 2004, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements as of December 31, 2003, were audited by Mendlowitz Weitsen, LLP, who merged with WithumSmith+Brown as of January 1, 2005, and whose report dated February 12, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arrow Investments, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown

January 29, 2005

ARROW INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

		2004		2003
ASSETS				
Cash	$	70,546	$	25,116
Accounts Receivable		-		4,000
Investments-Warrants, at Cost		3,300		3,300
Prepaid Expenses		7,096		7,000
Furniture and Equipment, Net		-		438
TOTAL ASSETS	$	80,942	$	39,854
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Income taxes payable	$	100	$	100
Unearned revenue		-		1,333
Total Liabilities		100		1,433
Commitments and Contingent Liabilities				
Stockholders' Equity:				
Common stock, $0.01 par value; 20,000 shares authorized; 80 shares issued and outstanding		1		1
Paid in capital		47,249		30,449
Retained earnings		33,592		7,971
Total Stockholders' Equity		80,842		38,421
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	80,942	$	39,854

The Notes to Financial Statements are an integral part of these statements.

ARROW INVESTMENTS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenues:		
Service fees	$ 69,370	$ 16,743
Expenses:		
Management fees	-	38,000
Licenses and regulatory fees	10,829	8,982
Insurance	380	380
Bank charges	125	25
Travel	15,077	-
Depreciation	438	750
Professional fees	4,800	1,200
Rent	4,800	1,200
Salary	6,000	1,500
Telephone	1,200	300
Total Expenses	43,649	52,337
Income Before Provision for Income Taxes	25,721	(35,594)
Provision for Income Taxes	100	100
Net Income (Loss)	$ 25,621	$ (35,694)

The Notes to Financial Statements are an integral part of these statements.

ARROW INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2004 AND 2003

	Common Stock		Paid in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2002	80	$ 1	$ 26,249	$ 43,665	$ 69,915
Additional Capital	-	-	4,200	-	4,200
Net Loss	-	-	-	(35,694)	(35,694)
Balance, December 31, 2003	80	$ 1	$ 30,449	$ 7,971	$ 38,421
Additional Capital	-	-	16,800	-	16,800
Net Income	-	-	-	25,621	25,621
Balance, December 31, 2004	80	$ 1	$ 47,249	$ 33,592	$ 80,842

The Notes to Financial Statements are an integral part of these statements.

ARROW INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash Flows From Operating Activities:		
Net income (loss)	$ 25,621	$ (35,694)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	438	750
Change in:		
Accounts receivable	4,000	(3,333)
Prepaid expenses	(96)	(800)
Income taxes payable	-	81
Unearned revenue	(1,333)	1,333
Net Cash Provided By (Used in) Operating Activities	28,630	(37,663)
Cash Flows Provided By Investing Activities:		
Additional paid in capital	16,800	4,200
Net Change in Cash	45,430	(33,463)
Cash at Beginning of Year	25,116	58,579
Cash at End of Year	$ 70,546	$ 25,116
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for:		
Income Taxes	$ 100	$ 19

The Notes to Financial Statements are an integral part of these statements.

Note 3 – Regulation:

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the NASD, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

Note 4 – Concentrations:

The Company's revenues and profitability is affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Note 5 – Related Party Transactions:

The Company paid $0 in 2004 and $38,000 in 2003 as a management fee to another organization that has shareholders of common interest. The Company has an expense sharing agreement with the related organization (See Note 7). Total expense reimbursement paid to this related organization in 2004 and 2003 was $16,800 and $4,200, respectively.

Note 6 – Financial Instruments:

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts which approximate fair value.

Note 7 – Commitments and Contingencies:

The Company's overhead expenses have been paid by the related organization. There is an agreement between the related parties and it is continuous until amended in writing by either party at their sole discretion. This expense agreement was established to have the affiliate pay certain expenses on behalf of the Company. These expenses are billed directly to the affiliate by the vendors. The Company has no obligation, direct or indirect, to compensate the affiliate or any third party.

Note 8 – Income Taxes:

Income tax expense for the years ended December 31, 2004 and 2003 was $100 per year.

As of December 31, 2003, the Company had a net operating loss carryforward for state income tax purposes of approximately $35,000 available to offset future taxable income. During 2004, the Company utilized approximately $26,000 of this loss. The remainder will carryforward, and will expire in 2010, unless utilized sooner.

Note 1 - Summary of Significant Accounting Policies:

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

Nature of Operations

Arrow Investments, Inc. ("the Company") was incorporated in June 1998 in the State of New York, and operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). Its customers are located throughout the United States.

Furniture and Equipment

Equipment is carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives of 5 years.

Expenditures for major renewals and betterments, which extend the useful lives of furniture and equipment are capitalized.

Depreciation for the years ended December 31, 2004 and 2003 were $438 and $750, respectively.

Investments – Warrants

The Company invested in warrants issued by NASD Stock Market, Inc. The investments are carried at cost. The cost approximates market value.

Revenue Recognition

The Company receives commissions for placing orders with mutual funds for their clients as well as acting as a Placement Agent for private equity offerings. During 2004 and 2003, the Company earned commissions of $29,037 and $8,743, respectively and received retainer fees of $40,333 and $8,000, respectively. These retainer fees have been included in income.

Income Taxes

The Company's shareholders elected S corporation status for federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for federal income taxes. The accompanying provision for income taxes represents a New York State corporation minimum tax surcharge.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-l), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, the Company had net capital of $70,446 and $23,684, respectively. These amounts were in excess of their required net capital of $5,000 by $65,446 in 2004 and $18,684 in 2003. The Company's aggregate indebtedness to net capital ratio for 2004 and 2003 were .0014 to 1 and .0608 to 1, respectively.

ARROW INVESTMENTS, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Net Capital		
Total stockholders' equity	$ 80,842	$ 38,421
Deductions and/or charges		
Nonallowable assets		
Accounts receivable	-	(4,000)
Investments - warrants	(3,300)	(3,300)
Prepaid expenses	(7,096)	(7,000)
Furniture and equipment	-	(438)
Net capital	$ 70,446	$ 23,683
Aggregate Indebtedness		
Items included in statement of financial condition		
Income taxes payable	$ 100	$ 100
Unearned revenue	-	1,333
Total aggregate indebtedness	$ 100	$ 1,433
Computation of Basic Net Capital Requirement		
Minimum net capital under rule 15c3-1(a)(1)(i)	$ 1	$ 1
Minimum net capital under rule 15c3-1(a)(2)(i)	$ 5,000	$ 5,000
Required minimum net capital [greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(i)]	$ 5,000	$ 5,000
Excess Net Capital at Standard Minimum	$ 65,446	$ 18,683
Excess Net Capital at 1500%	$ 70,439	$ 23,588
Ratio: Aggregate Indebtedness to Net Capital	.0014 to 1	.0608 to 1

See Independent Auditors' Report

ARROW INVESTMENTS, INC.
RECONCILIATIONS PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Reconciliation with company's computation (included in Part II of Form X-17a-5 as of December 31, 2004and 2003) Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 70,546	$ 25,116
Adjustment to provision for income taxes	(100)	(100)
Adjustment to provision for unearned revenue	-	(1,333)
	(100)	(1,433)
Net capital per audited financial statements	$ 70,446	$ 23,683

See Independent Auditors' Report

Mendlowitz Weitsen, LLP, CPAs
merged into:

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

K2 Brier Hill Court
East Brunswick, New Jersey 08816 USA
732 613 9700 . fax 732 613 9705
www.withum.com

Additional Offices in New Jersey, New York and Pennsylvania

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors,
Arrow Investments, Inc.:

In planning and performing our audit of the financial statements and supplementary schedule of Arrow Investments, Inc. ("the Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> Making quarterly securities examinations, counts, verifications, and comparisons
>
> Recordation of differences required by rule 17a-13
>
> Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at December 31, 2004 to meet the SEC's objectives. The financial statements as of December 31, 2003 were audited by Mendlowitz Weitsen, LLP, who merged with WithumSmith+Brown as of January 1, 2005, and whose Internal Control Report dated February 12, 2004, expressed that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

WithumSmith+Brown

January 29, 2005